SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. _)






                       Telaxis Communications Corporation
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                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)



                                   879202 10 9
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                                 (CUSIP Number)



                                   March 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]     Rule 13d-1(b)

         [ X ]     Rule 13d-1(c)

         [   ]     Rule 13d-1(d)



                                Page 1 of 5 Pages

CUSIP NO. 879202 10 9                                          Page 2 of 6 Pages
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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SVM STAR VENTURES MANAGEMENT GMBH NO. 3

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                      (b)   [X]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
          2,834,216

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
          0

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
          2,834,216

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
          0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,834,216

10.       CHECK FOR BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18.4%

12.       TYPE OF REPORTING PERSON
          IN

CUSIP NO. 879202 10 9                                          Page 3 of 6 Pages
--------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Meir Barel

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                      (b)   [X]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
          2,834,216

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
          0

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
          2,834,316

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
          0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,834,216*
          Dr. Barel expressly disclaims beneficial ownership of all shares except for 22,222 shares held in trust for the benefit of Dr. Barel.

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18.4%

12.       TYPE OF REPORTING PERSON
          IN

CUSIP NO. 879202 10 9                                          Page 4 of 6 Pages
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Item 1.    (a)    Name of Issuer:

                  Telaxis Communications Corporation.

           (b)    Address of Issuer's Principal Executive Offices:

                  20 Industrial Drive East,
                  South Deerfield, Massachusetts 01373.

Item 2.    (a)    Name of Person Filing:

                  (i) SVM Star Ventures Management GmbH No. 3 ("Star Germany"), a German company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Germany manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership, SVE Star Ventures Managementgesellschaft mbh Nr. 3 & Co. Betelligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership, and Star Growth Enterprise, a German Civil Law Partnership. The sole director and primary owner of Star Germany is Dr. Meir Barel.

                  (ii) Dr. Meir Barel ("Dr. Barel") is a German citizen who is a professional investment manager residing in Munich, Germany.


           (b)    Address of Principal  Business Office or, if none,  Residence:

                  The  address  of  each  reporting   entity/person's  principal
                  business office is:

                  (i)  SVM Star Ventures Management
                       GmbH No. 3, Possartstrasse 9, D-81679
                       Munich, Germany; and

                  (ii) Dr. Meir Barel, c/o SVM Star Ventures Management,
                       GmbH No. 3, Possartstrasse 9, D-81679
                       Munich, Germany.


           (c)    Citizenship:

                  (i) Star Germany is a German company;

                  (ii) Dr. Barel is a German citizen.

           (d)    Title of  Class  of  Securities:

                   The  title  of the  class of
                  securities for which this Schedule is being filed is Common Stock, $.01 par value ("Common Stock").

           (e)    CUSIP Number:  The Issuer's CUSIP number is 879202.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

CUSIP NO. 879202 10 9                                          Page 5 of 6 Pages
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Item 4.    Ownership:

           (a) Each reporting person may be deemed to beneficially own the following shares of the Issuer's outstanding Common Stock:
                  (i) Star Germany is deemed to beneficially own 2,834,216 shares of Common Stock; and

                  (ii) Dr. Barel is deemed to beneficially own 2,834,216 shares of Common Stock. Barel expressly disclaims beneficial ownership of all shares except for 22,222 shares held in trust by Star Germany for the benefit of Dr. Barel.

           (b) Each reporting entity/person is deemed to beneficially own the following percent of the Common Stock:

                  (i) Star Germany owns 18.4%; and

                  (ii) Dr. Barel owns 18.4%.

           (c) The number of shares as to which the reporting person has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (iv) shared power to dispose or to direct the disposition of is as follows:

                  (i) Star Germany has the (i) sole power to vote or to direct the vote of 2,834,216 shares of Common Stock; (ii) shared power to vote or to direct the vote of 0 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 2,834,216 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 0 shares of Common Stock; and

                  (ii) Dr. Barel has the (i) sole power to vote or to direct the vote of 2,834,216 shares of Common Stock; (ii) shared power to vote or to direct the vote of 0 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 2,834,216 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Dr. Barel expressly disclaims beneficial ownership of all shares except for 22,222 shares held in trust for the benefit of Dr. Barel.

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable.


Item 6.           Ownership  of more than Five  Percent on Behalf of Another
                  Person: Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.


Item 8.           Identification and Classification of Members or the Group:
                  Not applicable.


Item 9.           Notice of Dissolution of Group:  Not applicable.

CUSIP NO. 879202 10 9                                          Page 6 of 6 Pages
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Item 10.          Certifications:  By signing  below I certify that, to the
                  best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SVM Star Ventures Management
                                            GmbH No. 3



   Date:  March 21, 2000                    By:      /s/ Dr. Meir Barel
                                                     ----------------------
                                                     Dr. Meir Barel, Director




   Date:  March 21, 2000                    By:      /s/ Dr. Meir Barel
                                                     ----------------------
                                                     Dr. Meir Barel